^form 13G
AMMEND#
1
STOCK_NAME
Zygo Corp.
CLASS
Common
CUSIP
989855101
APP_NAME
Gardner Lewis Asset Management
SSN
23-2778393
ADDRESS
285 Wilmington - West Chester Pike  Chadds Ford, PA  19317
TYPE REPORTING
IA
STOCK_NAME
Zygo Corp.
STOCK_ADDRESS
Laurel Brook Road, Middlefield, CT  06455
NAME_OF_PERSON
Gardner Lewis Asset Management, L.P.
ADDRESS_OF_BUS
285 Wilm. - W. Chester Pike  Chadds Ford, PA 19317
CITIZEN
USA
CLASS_OF_STOCK
Common
CUSIP
989855101
BENEFICIALLY
236,900
PERCENT
4.7%
^page
SOLE
193,500
SHARED
1,100
SOLE_DISPOSE
236,900
SHARED_DISPOSE
0
CHECK
x
DATE
02/13/97
NAME
W. Whitfield Gardner
TITLE
Chairman and CEO
^page